                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR THE TRANSITION PERIOD FROM OCTOBER 1, 2000 TO DECEMBER 31, 2000


                           COMMISSION FILE NO. 1-15983



                      MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

                            (Full title of the plan)


                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                   1

Financial Statements:

        Statements of Net Assets Available for Benefits
        as of December 31, 2000 and September 30, 2000                         2

        Statement of Changes in Net Assets Available
        For Benefits for the Three Months Ended December
        31, 2000                                                               3

        Notes to Financial Statements                                        4-8

Supplemental Schedules as of and for the Three Months Ended December 31, 2000:

        Schedule H, line 4i - Schedule of Assets (Held
        at End of Period)                                                      9

        Schedule H, line 4j - Schedule of Reportable
        Transactions                                                          10

Signatures                                                                    11

Exhibit:

        Independent Auditors' Consent                                         12

INDEPENDENT AUDITORS' REPORT

To the Meritor Automotive, Inc. Savings Plan and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Meritor Automotive, Inc. Savings Plan (the "Plan") as of December 31, 2000 and September 30, 2000 and the related statement of changes in net assets available for benefits for the three months ended December, 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and September 30, 2000, and the changes in net assets available for benefits for the three months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic December 31, 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
June 27, 2001

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

                                                                                     2000
                                                                   ----------------------------------------
                                                                    DECEMBER 31                SEPTEMBER 30

ASSETS:
  Investments (Note 3)                                             $  44,009,675               $ 43,389,969
  Due from other plans (Note 1)                                      118,779,710                          -

  Receivables-
    Employee contribution receivable                                           -                    424,573
    Employer contribution receivable                                           -                    260,350
                                                                   -------------               ------------
      Total Receivables                                                        -                    684,923

TOTAL ASSETS                                                         162,789,385                 44,074,892

LIABILITIES - Accrued expenses                                            56,860                    134,861
                                                                   -------------               ------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $ 162,732,525               $ 43,940,031
                                                                   =============               ============


See accompanying notes to financial statements.

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MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE MONTHS ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                                        2000
                                                                        ----
ADDITIONS:
  Employee contributions                                            $  2,783,518
  Employer contributions                                               1,688,954
                                                                    ------------
                                                                       4,472,472

  Dividends and interest                                               1,637,048
  Transfer of net assets in (Note 1)                                 118,779,710
                                                                    ------------

          Total additions                                            124,889,230

DEDUCTIONS:
  Net depreciation in fair value of investments (Note 3)              (5,385,253)
  Benefits paid to participants                                         (690,228)
  Administrative expenses                                                (21,255)
                                                                    ------------
          Total deductions                                            (6,096,736)

          Net additions                                              118,792,494

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of period                                                 43,940,031
                                                                    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of period                                                     $162,732,525
                                                                    ============


See accompanying notes to financial statements.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


1.      DESCRIPTION OF THE PLAN

The following general description of the Meritor Automotive, Inc. Savings Plan (the "Plan"), as in effect at December 31, 2000, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

GENERAL - The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of Meritor Automotive, Inc. and certain affiliated companies (the "Company"). Eligible employees may participate in the Plan as of the first day of the month following the completion of one month of employment. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The Trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

On July 7, 2000, Meritor Automotive, Inc. merged with Arvin Industries, Inc. to become ArvinMeritor, Inc. ("ArvinMeritor"). The new company, ArvinMeritor, Inc., is now the Plan sponsor and administrator.

On December 31, 2000, all or a portion of four plans were merged into the Plan:
Meritor Heavy Vehicle Braking Systems Salaried Savings Plan, Arvin Savings Plan, Euclid Industries 401(k) Plan and the Euclid Industries, Inc. Profit Sharing Plan. This has been reflected as a receivable due from other plans on the statement of net assets available for benefits at December 31, 2000.

CONTRIBUTIONS - Eligible employees may elect to contribute from 1% to 11% of their base compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution). Participants can elect to have their contributions invested in 5% increments in various investment funds.

After a participant has completed 52 weeks of employment with the Company, the Company matches 75% of the participant's contributions up to 8% of the participant's base compensation. Company contributions may be in the form of ArvinMeritor common stock or cash invested in ArvinMeritor common stock.

VESTING - Amounts attributable to participant contributions are fully vested at all times. Company contributions are fully vested after the participant has completed five years of service, or may vest sooner as described in the Plan document under certain circumstances.

PLAN WITHDRAWALS - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age
59 1/2.

PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in annual installments over a period of ten years or less. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

LOANS TO PARTICIPANTS - Participants may borrow from the Plan an amount not less than $1,000 and not greater than the least of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant's accounts attributable to participant contributions, or (iii) one-half of the participant's vested account balance.

Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods generally not to exceed 60 months. Payments of principal and interest are reinvested under the participant's current investment election for new contributions.

FORFEITURES - When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account represents a forfeiture. Forfeitures are utilized to reduce Company matching contributions for the Plan year.

GUARANTEED INVESTMENT CONTRACTS - The prior Stable Value Fund (discontinued April 1, 1999) held two guaranteed investment contracts. These funds were to remain so invested until expiration of the contracts or an interest guarantee under those contracts. At that time, they will be reinvested in the existing Stable Value Fund. These contracts guarantee the principal and fixed interest thereon for a specified period of time and accrue such fixed interest on a monthly basis. One of the two contracts expired on March 31, 2000 and the funds were reinvested in the Stable Value Fund.

The detail of the remaining contract is as follows.

                                                                                         CONTRACT
                                                    GUARANTEED                           VALUE AT
          ISSUING               PERIODS OF            ANNUAL          MATURITY          DECEMBER 31,
          COMPANY              CONTRIBUTION           RETURN            DATE                2000
        Prudential           April 1, 1998 -           5.82 %       April 2, 2001        $ 454,149
                              March 31, 1999

The crediting interest rate for the guaranteed investment contracts equals the guaranteed annual return for the three months ended December 31, 2000.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. Investments in contracts with insurance companies included in general accounts are stated at contract value, which approximates fair value. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals or administrative expenses charged by the issuer of the contract. Upon complete or partial termination of the Plan, investments held with insurance companies are subject to certain limitations, as provided by the investment contracts.

SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

PLAN EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

BENEFIT PAYMENTS - Benefits are recorded when paid.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


3.      INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                            DECEMBER 31,         SEPTEMBER 30,
                                                                                2000                  2000
                                                                            ----------------------------------
        Mutual Funds:
         T. Rowe Price Growth and Income Fund                               $ 13,124,914          $ 12,405,792
         T. Rowe Price Mid-Cap Growth Fund                                     2,786,825             2,336,846
        Common Stock:
         ArvinMeritor *                                                       10,026,173            10,771,689
         ArvinMeritor                                                          5,124,175             5,687,609
        T. Rowe Price Stable Value Common Trust Fund                           5,396,154             5,104,010

        * Nonparticipant - directed

For the three months ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                 THREE MONTHS ENDED
                                                                 DECEMBER 31, 2000
                                                                 -----------------
        Common Stock                                                $ (3,868,148)
        Mutual Funds                                                  (1,517,105)
                                                                    ------------

        Net depreciation                                            $ (5,385,253)
                                                                    ============

4.      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                                  THREE MONTHS ENDED
                                                                  DECEMBER 31, 2000
                                                                  -----------------
        Net assets - ArvinMeritor Common Stock Fund                 $ 10,026,173

        Changes in net assets - ArvinMeritor Common Stock Fund:
          Employer contributions                                       1,944,820
          Net depreciation                                            (2,578,372)
          Dividends                                                      170,989
          Benefits paid to participants or beneficiaries                (127,986)
          Other                                                         (154,966)
                                                                    ------------

        Total                                                       $   (745,515)
                                                                    ============

5.      TAX STATUS

Management of the Plan believes that the Plan, as it is proposed to be amended (see Note 6), qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes as of December 31, 2000. Management of the Plan will request a determination letter from the Internal Revenue Service. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.      SUBSEQUENT EVENTS

Effective January 1, 2001, the Plan was amended to include various changes. The name of the Plan was changed to the ArvinMeritor, Inc. Savings Plan. The Plan year-end was changed from September 30th to December 31st. Eligible employees can now contribute up to 20% of pay, both before and after tax or a combination of both. The definition of eligible compensation has been modified to include both overtime and annual bonus. The participants are immediately eligible for company matching contributions and these matching contributions are immediately vested. The Company's participant match calculation was also amended. Contributions up to the first 3% of pay will be matched 100% in the Company stock. Participant contributions on the next 3% of pay will be matched 50% in the Company stock. The Company match for employees of a joint venture is payable in cash, calculated in the same manner. Investment fund options were revised to include the Janus Fund, which is part of the Large Cap Growth Fund. The Franklin Small Cap Stock Fund replaced the T. Rowe Price Small Cap Stock Fund. The PIMCO Total Return Fund replaced the T. Rowe Price U.S. Treasury Intermediate Fund.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF PERIOD)
--------------------------------------------------------------------------------


                                      DESCRIPTION OF INVESTMENT
      IDENTITY OF ISSUER,              INCLUDING MATURITY DATE,
       BORROWER, LESSOR              RATE OF INTEREST, COLLATERAL,                                  CURRENT
       OR SIMILAR PARTY                 PAR OR MATURITY VALUE                     COST               VALUE

  * T. Rowe Price                    International Stock Fund                 $    773,307        $    684,701

  * T. Rowe Price                    Equity Index 500 Fund                       3,125,365           2,895,274

  * T. Rowe Price                    Growth and Income Fund                     14,006,975          13,124,914

  * T. Rowe Price                    Mid-Cap Growth Fund                         3,060,926           2,786,825

  * T. Rowe Price                    Small-Cap Stock Fund                          864,182             800,357

  * T. Rowe Price                    U.S. Treasury Intermediate Fund             1,067,022           1,104,857

  * T. Rowe Price                    Balanced Fund                                 364,692             354,616

  * T. Rowe Price                    Stable Value Common Trust Fund              5,396,154           5,396,154

    Prudential Life Insurance        Guaranteed Investment Contract
    Company of America               April 2, 2001, 5.82%                          454,149             454,149

                                     ArvinMeritor Common Stock                  18,976,893          15,150,348

  * Participant loans                Rates recorded at 1% over prime
                                     rate, and maturities up to
                                     120 months                                    --                1,257,480
                                                                              ------------        ------------

                                                                              $ 48,089,665        $ 44,009,675
                                                                              ============        ============

* Party-in-interest.

MERITOR AUTOMOTIVE, INC. SAVINGS PLAN

SCHEDULE H - LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
THREE MONTHS ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

                                                                                                     (h)
      (a)                                                                                       CURRENT VALUE
   IDENTITY                                           (c)             (d)            (g)         OF ASSET ON
   OF PARTY                 (b)                    PURCHASE         SELLING        COST OF       TRANSACTION          (l)
   INVOLVED         DESCRIPTION OF ASSET             PRICE           PRICE          ASSET           DATE             LOSS

T. Rowe Price     ArvinMeritor Common Stock       $ 2,080,048                                   $ 2,080,048
                  (16 purchases)

T. Rowe Price     ArvinMeritor Common Stock                        $ 247,037      $ 468,749     $   247,037      $ (221,712)
                  (32 sales)

                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.



                            ARVINMERITOR, INC. SAVINGS PLAN (successor to the MERITOR AUTOMOTIVE, INC. SAVINGS PLAN)


                            By: /s/ Richard D. Greb
                                -------------------
                                    Richard D. Greb, Plan Administrator




June 27, 2001

                                     EXHIBIT




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-53396 of ArvinMeritor, Inc. on Form S-8 of our report dated June 27, 2001, appearing in this Transition Report on Form 11-K of the Meritor Automotive, Inc. Savings Plan for the three months ended December 31, 2000.







/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan

June 27, 2001


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